Filed by The Dow Chemical Company
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: The Dow Chemical Company
Commission File No.: 001- 03433

The following is the text of a website that is being maintained at www.edocumentview.com/dowexchange in connection with The Dow Chemical Company’s offer to exchange all shares of common stock of Blue Cube Spinco Inc. for common stock of The Dow Chemical Company.

EXCHANGE OFFER

Last Updated:  September 28, 2015

The Dow Chemical Company Exchange Offer -- Investor Information

On September 2, 2015, The Dow Chemical Company (“TDCC”) commenced an exchange offer related to the split-off of the Dow Chlorine Products Business. TDCC is offering to exchange all issued and outstanding shares of common stock of Blue Cube Spinco Inc. (“Splitco common stock”) for shares of TDCC common stock validly tendered and not properly withdrawn, as described in further detail in the Prospectus of Blue Cube Spinco Inc. (“Splitco”), dated September 2, 2015 (the “Prospectus”).

In the transactions, immediately following the consummation of this exchange offer, a special purpose merger subsidiary of Olin Corporation (“Olin”) will be merged with and into Splitco, and Splitco, as the surviving company, will become a wholly-owned subsidiary of Olin (the “Merger”). In the Merger, each issued and outstanding share of Splitco common stock will be converted into the right to receive 0.87482759 shares of common stock of Olin (“Olin common stock”). Accordingly, shares of Splitco common stock will not be transferred to participants in this exchange offer; such participants will instead receive shares of Olin common stock in the Merger. No trading market currently exists or will ever exist for shares of Splitco common stock.

The value of TDCC common stock and Splitco common stock (by reference to Olin common stock) will be determined by TDCC by reference to the simple arithmetic average of the daily volume-weighted average prices (“VWAP”) on each of the last three trading days of the exchange offer period (not including the expiration date) as it may be voluntarily extended, but not including the last two trading days that are part of any Mandatory Extension (as described in the Prospectus) (“Valuation Dates”), of TDCC common stock and Olin common stock on The New York Stock Exchange (“NYSE”). Based on an expiration date of October 1, 2015, the Valuation Dates are expected to be September 28, September 29, and September 30, 2015.

TDCC will provide on this website the daily VWAP of TDCC common stock and Olin common stock, together with indicative calculated per-share values for shares of TDCC common stock, Splitco common stock, and Olin common stock, the indicative exchange ratio, the upper limit and whether the upper limit is in effect, for each of the trading days that the exchange offer is open.

The information on this website is being provided solely in connection with the exchange offer and should not be used for any other purpose. You should refer to the Prospectus for important information about the exchange offer. A copy of the Prospectus, which includes a “Questions and Answers” section beginning at Page 5, and other related information are available through the links below.

Date:	September 28, 2015 1:30 PM ET
TDCC Daily VWAP:	40.5732
Olin Daily VWAP:	16.1811
Indicative Exchange Ratio:	3.1847
Upper Limit:	2.9318
Upper Limit in Effect:	Yes

Table of Historical Indicative Calculated Per-Share Values

The table below shows the calculated per-share values on a given day, calculated as though that day were the last Valuation Date of this exchange offer.

During the period of the Valuation Dates, when the values of TDCC common stock, Splitco common stock, and Olin common stock are calculated for the purposes of this exchange offer, the website will show the indicative exchange ratio based on indicative calculated per-share values calculated by TDCC, which will equal (i) on the first Valuation Date, the intra-day VWAP during the elapsed portion of that day, (ii) on the second Valuation Date, the intra-day VWAP during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date and (iii) on the third Valuation Date, the intra-day VWAP during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date and the actual daily VWAP on the second Valuation Date. During this period, the indicative exchange ratios and calculated per-share values will be updated at 10:30 a.m., 1:30 p.m. and by 4:30 p.m., New York City time. This information may reflect up to a 30-minute reporting and upload delay. During each of the Valuation Dates, this table provides only the last previously provided indicative calculated per-share value with respect to that Valuation Date.

The final exchange ratio will be available by 4:30 p.m., New York City time, on the last Valuation Date.

Day	Date	TDCC Daily VWAP	Calculated per-share value of TDCC common stock	Olin Daily VWAP	Calculated per-share value of Olin common stock	Calculated per-share value of Splitco common stock (1)	Shares of Splitco common stock to be received per share of TDCC common stock(2)	Shares of Olin common stock to be received per share of TDCC common stock (3)	Exchange Ratio Limit in Effect
1*	9/2/2015	42.2872	N.A.	18.6100	N.A.	N.A.	N.A.	N.A.	N.A.
2*	9/3/2015	42.8486	N.A.	18.8893	N.A.	N.A.	N.A.	N.A.	N.A.
3	9/4/2015	42.1406	42.4255	18.9869	18.8287	16.4719	2.8618	2.5036	No
4	9/8/2015	43.8989	42.9627	19.6504	19.1755	16.7753	2.8456	2.4894	No
5	9/9/2015	44.2593	43.4329	19.7117	19.4497	17.0151	2.8362	2.4812	No
6	9/10/2015	43.7799	43.9794	19.3266	19.5629	17.1142	2.8553	2.4979	No
7	9/11/2015	43.5658	43.8683	19.1005	19.3796	16.9538	2.8750	2.5151	No
8	9/14/2015	43.1519	43.4992	18.8814	19.1028	16.7117	2.8921	2.5301	No
9	9/15/2015	43.5708	43.4295	18.8381	18.9400	16.5692	2.9123	2.5478	No
10	9/16/2015	44.6408	43.7878	18.7836	18.8344	16.4769	2.9318	2.5648	Yes
11	9/17/2015	44.5892	44.2669	18.5935	18.7384	16.3929	2.9318	2.5648	Yes
12	9/18/2015	43.3802	44.2034	18.0424	18.4732	16.1609	2.9318	2.5648	Yes
13	9/21/2015	44.0125	43.9940	18.0609	18.2323	15.9501	2.9318	2.5648	Yes
14	9/22/2015	43.4870	43.6266	17.7699	17.9577	15.7099	2.9318	2.5648	Yes
15	9/23/2015	43.0425	43.5140	17.3566	17.7291	15.5099	2.9318	2.5648	Yes
16	9/24/2015	42.0549	42.8615	16.9543	17.3603	15.1873	2.9318	2.5648	Yes
17	9/25/2015	42.3879	42.4951	16.9024	17.0711	14.9343	2.9318	2.5648	Yes
18	9/28/2015	40.5732	40.5732	16.1811	16.1811	14.1557	2.9318	2.5648	Yes
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(1) The calculated per-share value of Splitco common stock for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of Olin common stock on the NYSE on each of the Valuation Dates, multiplied by 0.87482759 (which is the number of shares of Olin common stock to be received for each share of Splitco common stock in the Merger).
(2) Subject to proration. See the section in the Prospectus entitled “This Exchange Offer—Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of TDCC Common Stock”.
(3) Subject to receipt of cash in lieu of fractional shares of Olin common stock.  See the section in the Prospectus entitled “This Exchange Offer—Fractional Shares.”

*No indicative calculated per-share values or indicative exchange ratios are provided for the first two days of the exchange offer period as such values require daily VWAP data for three trading days.

Source: Bloomberg Finance L.P.

Bloomberg Screen Images of Dow and Olin VWAPs

 The screen images below depict the daily VWAP (as described in the Prospectus – Questions and Answers About This Exchange Offer and the Transactions) on the New York Stock Exchange, as published by Bloomberg Finance L.P. on Bloomberg pages “DOW UN<Equity>VAP” and “OLN UN<Equity>VAP.”

Used with permission of Bloomberg Finance L.P.

Other Related Information

Prospectus	Letter of Transmittal	Notice of Guaranteed Delivery
Notice of Withdrawal	Exchange and Transmittal Information Booklet	Letter to Dow Plan Participants
Press Release – Offer Launch	Press Release – Preliminary Results	Press Release – Final Results

The information agent for the exchange offer is:

480 Washington Boulevard, 26th Floor
Jersey City, NJ 07310

1-888-566-8006 (toll-free in the United States)
+1-781-575-3340 (all others outside the U.S.)

Forward-Looking Statements

Note: The forward looking statements contained in this document involve risks and uncertainties that may affect Dow’s operations, markets, products, services, prices and other factors as discussed in filings with the Securities and Exchange Commission (“SEC”). These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that Dow’s expectations will be realized. The Company assumes no obligation to provide revisions to any forward looking statements should circumstances change, except as otherwise required by securities and other applicable laws. This document also contains statements about Dow’s agreement to separate a substantial portion of its chlor-alkali and downstream derivatives business, distribute the business to Dow shareholders and then merge it with a subsidiary of Olin Corporation (the “Transaction”). Many factors could cause actual results to differ materially from these forward-looking statements with respect to the Transaction, including risks relating to the completion of the transaction on anticipated terms and timing, including, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, Olin’s ability to integrate the business successfully and to achieve anticipated synergies, and the risk that disruptions from the Transaction will harm Dow’s or Olin’s business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or Olin’s consolidated financial condition, results of operations or liquidity. Dow does not assume any obligation to provide revisions to any forward looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

Important Notices and Additional Information

In connection with the proposed Transaction, Splitco has filed, and the SEC declared effective September 2, 2015, a registration statement on Form S-4/S-1 containing a prospectus and Olin has filed, and the SEC declared effective September 2, 2015, a registration statement on Form S-4 containing a prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND ANY FURTHER AMENDMENTS WHEN THEY BECOME AVAILABLE AS WELL AS ANY OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and other documents filed by TDCC, Splitco and Olin with the SEC at the SEC’s web site at http://www.sec.gov. Free copies of these documents  and each of the companies’ other filings with the SEC may also be obtained from the respective companies by directing a written request to Olin at 190 Carondelet Plaza, Clayton, MO 63105. Attention: Investor Relations or TDCC or Splitco at The Dow Chemical Company, 2030 Dow Center, Midland, Michigan 48674, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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